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                               ALLEGHENY POWER
                   1998 - 2002 CASH REQUIREMENTS FORECASTS
                                 ASSUMPTIONS

- Residential, Commercial and Industrial Operating Revenues taken from the 1997 Budget and 1998 - 2001 Forecasts have been adjusted to show a 5% decrease in the years 1998 - 2002 for West Penn due to the Pennsylvania Pilot Program and in the years 1999
     - 2002 for Monongahela Power and Potomac Edison due to competition and deregulation.

- It is assumed that the $45 million financing scheduled for Monongahela Power in 1997 will not take place and has been removed from the forecast.

- Interest expense includes long-term and short-term interest costs. Short-term debt and short-term investment rates were taken from the 1997 Budget and 1998 - 2001 Forecasts. The interest rate on short-term debt for 1998 - 2002 is estimated at 5.75%. Interest income on investments for 1998 - 2002 is estimated at 5.65%.

-    Figures for 2002 are based on the percentage increase
     (decrease) between 2000 and 2001 in the 1997 Budget and 1998 - 2001 Forecasts, with the exception of construction, which is based on data provided by Financial Management.

- Common Stock dividends for 2002 have been assumed to be identical to the 2001 rate. The common stock numbers were provided by the CFO.

- Capital budget numbers for all years were provided by Financial Management and exclude scrubber expenditures for Hatfield Power Station. The CT projects for Potomac Edison involving Springdale Power Station are included in construction figures as follows: $19 million, $96 million and $79 million in the years 2000 through 2002, respectively.

- Construction contingencies of $3.5 million per quarter are assumed for West Penn.

- An interest rate of 8.0% was taken from the 1997 Budget and 1998 - 2001 Forecasts for all long-term financing.